--------------------------------------------------------------------------------

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2005
                        Commission File Number: 001-14148


                       CANWEST GLOBAL COMMUNICATIONS CORP.
                 (Translation of registrant's name into English)


                                 3100 TD CENTRE
                               201 PORTAGE AVENUE
                               WINNIPEG, MANITOBA,
                                 CANADA R3B 3L7
                                 (204) 956-2025
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F                                      Form 40-F [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________.

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                                                  No [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

--------------------------------------------------------------------------------

                                  EXHIBIT INDEX


Exhibit
Number   Description
-------  -----------

   1     CanWest Global Communications Corp. Press Release dated March 29, 2005.

                                                                       Exhibit 1

                  [CANWEST GLOBAL COMMUNICATIONS CORP. LOGO]


                                  NEWS RELEASE

For Immediate Release
March 29, 2005

                          CANWEST'S NETWORK TEN REPORTS

                  RECORD RESULTS FOR FIRST HALF OF FISCAL 2005

   TEN's EBITDA margins make it Australia's most profitable television network

WINNIPEG: CanWest Global Communications Corp. announced today that its Australian media operation, The TEN Group pty Limited (TEN), in which it holds a 56.4% economic interest, reported consolidated revenues of A$491.2 million for the six months ended February 28, 2005, an increase of 18% for the previous fiscal year. TEN's consolidated EBITDA of A$207.2 million was up 32% compared to the A$157.4 million in the previous fiscal year.

Nick Falloon, TEN's Executive Chairman, said that "TEN Television Network produced great results by maintaining its lead in delivering its target 16-39 year old demographic to advertisers, while keeping operating cost increases to a minimum. The result was a profit margin at the TEN Television Network of 44.7%, the highest of Australia's three commercial television networks, despite a very competitive start to the new television season and with the strongest part of TEN's schedule, featuring programs, such as Australian Football League, Big Brother and Australian Idol, still to come."

Eye Corp., TEN's out-of-home advertising operation, also reported significantly improved financial performance over the previous fiscal year. Eye Corp.'s revenue increased 46% over the previous year to A$57.9 million, while EBITDA almost doubled to A$13.7 million from A$7.0 million. Eye Corp. now accounts for approximately 23% of the out-of-home advertising market in Australia through its divisions, Eye Drive, Eye Fly, Eye Shop, and its point-of-sale advertising division, Adval.

"Given the results to date and the expected continuation of solid advertising demand, we are confident TEN will deliver another record performance in our current fiscal year," added Falloon.

Tom Strike, President of CanWest MediaWorks International, congratulated the team in Australia for once again leading the Australian television industry in profitability. "TEN has created the winning formula of domestic programming, sports, big event programs and hit international series that appeals to young Australians. Coupled with an innovative and creative sales group, I am confident TEN will continue to lead the industry in profitability and continue to be a significant financial contributor to CanWest."

This news release contains comments or forward-looking statements that are based largely upon the Company's current expectations and are subject to certain risks, trends and uncertainties. These factors could cause actual future performance to vary materially from current expectations. The Company may not update or revise any forward-looking statements or comments, whether as a result of new information, future events or otherwise.

CanWest Global Communications Corp. (NYSE: CWG; TSX: CGS.SV and CGS.NV www.canwestglobal.com) is an international media company. CanWest is Canada's largest media company. In addition to owning the Global Television Network, CanWest is Canada's largest publisher of daily newspapers, and also owns, operates and/or holds substantial interests in conventional television, out-of-home advertising, specialty cable channels, Web sites and radio networks in Canada, New Zealand, Australia and Ireland.


  For further information contact:
  Geoffrey Elliot
  Vice President, Corporate Affairs
  Tel: (204) 956-2025
  Fax: (204) 947-9841

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          CANWEST GLOBAL COMMUNICATIONS CORP.



Date: April 1, 2005                       By: /s/ JOHN E. MAGUIRE
                                              ------------------------------
                                              John E. Maguire
                                              Chief Financial Officer